ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 22, 2025

Columbia ETF Trust I

290 Congress Street

Boston, MA 02210

Re:	Registration Statement on Form N-14

Ladies and Gentlemen:

We are counsel to Columbia ETF Trust I (the “Trust”) and each of the series thereof set forth as an “Acquiring Fund” on Schedule A hereto (each an “Acquiring Fund”). In connection with the registration statement of the Trust on Form N-14 (the “Registration Statement”) being filed by the Trust under the Securities Act of 1933, as amended, relating to the proposed combinations of each Acquiring Fund and its respective “Target Fund” as set forth on Schedule A hereto (each a “Target Fund”), and the issuance of shares of beneficial interest of each Acquiring Fund in connection therewith (the “Shares”), in accordance with the terms of the Agreement and Plan of Reorganization approved by the Trustees of the Trust on September 5, 2025, by and among the Trust, on behalf of each Acquiring Fund, Columbia Funds Series Trust I, on behalf of Columbia Bond Fund, Columbia Funds Series Trust II, on behalf of Columbia Integrated Large Cap Growth Fund, and Columbia Management Investment Advisers, LLC, (the “Agreement and Plan of Reorganization”), we have examined the Trust’s Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and the Trust’s By-Laws, both as amended to date, and are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

We have assumed for purposes of this opinion that, prior to the date of the issuance of the Shares, (1) the trustees of Columbia Funds Series Trust I and Columbia Funds Series Trust II will have taken all action required of them for the approval of the Agreement and Plan of Reorganization and (2) the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto.

Based upon the foregoing, we are of the opinion that:

1.  The Trust is a duly organized and validly existing unincorporated association under the laws of the Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2.  When issued in accordance with the Agreement and Plan of Reorganization, the Shares will be validly issued, fully paid and, except as noted in the paragraph below, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust or the particular series or class and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the particular series or class for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the particular series or class would be unable to meet its obligations.

This opinion may be filed with the Registration Statement.

Sincerely,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

Schedule A

Target Fund	Acquiring Fund

Columbia Bond Fund	Columbia Core Bond ETF

Columbia Integrated Large Cap Growth Fund	Columbia Large Cap Growth ETF